

August 15, 2012

Mr. Thomas A. Bartlett
Executive Vice President, Chief Financial Officer and Treasurer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

Re: **American Tower Corporation**
          Form 10-K for the year ended December 31, 2011
          Filed on February 29, 2012
          File No. 001-14195

Dear Mr. Thomas A. Bartlett:

We have reviewed your response dated August 7, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Statements and Notes

General

1.   We have reviewed your response to comment number 5. It does not appear that you have adequately justified management's opinion that Rule 5-04 of Regulation S-X requiring the filing of Schedule III is not applicable to the company. As such, please provide additional information supporting management's opinion or revise your filing to include Schedule III.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief